(As filed with the Securities and Exchange Commission March 28, 2001)

                                                                File No. 70-9643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post Effective Amendment No. 1)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     Progress Energy, Inc.                   Florida Progress Corporation
     411 Fayetteville Street Mall            One Progress Plaza
     Raleigh, North Carolina  27602          St. Petersburg, Florida  33701

           (Names of companies filing this statement and addresses of principal executive offices)

--------------------------------------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

--------------------------------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                          411 Fayetteville Street Mall
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

--------------------------------------------------------------------------------

   The Commission is requested to mail copies of all orders, notices and other communications to:

          Steven Carr, Esq.                       William T. Baker, Jr., Esq.
          Associate General Counsel               Thelen Reid & Priest LLP
          Progress Energy Service Company, LLC    40 W. 57th Street, 25th Floor
          PEB 17B2                                New York, New York  10019
          411 Fayetteville Street Mall
          Raleigh, North Carolina  27602

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

     A.   Introduction.
          ------------

     By order dated November 27, 2000 in this proceeding (Holding Co. Act Release No. 27284) (the "Merger Order"), the Commission authorized Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), which was then an exempt holding company with two public-utility subsidiaries, Carolina Power & Light Company, an electric utility company, and North Carolina Natural Gas Corporation, a gas utility company, to acquire all of the issued and outstanding common stock of Florida Progress Corporation ("Florida Progress"), an exempt holding company that owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), in exchange for a combination of Progress Energy common stock, cash, and certain other securities. The transaction was consummated on November 30, 2000, and Progress Energy registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

     Under the terms of the Merger Order, the Commission reserved jurisdiction over Progress Energy's ownership of various non-utility subsidiaries and investments of Progress Energy and Florida Progress, including, among others, certain subsidiaries of Electric Fuels Corporation ("Electric Fuels"), Florida Progress's principal non-utility subsidiary. Progress Energy and Florida Progress have previously acknowledged in this proceeding that there is an issue as to whether certain of Electric Fuels' subsidiaries qualify as "energy-related companies" under Rule 58 or are otherwise retainable under the standards of
Section 11(b)(1) of the Act. These subsidiaries were listed and referred to in the Merger Order as the "Specified EFC Subsidiaries." Progress Energy committed to file a post-effective amendment in this proceeding not later than November 30, 2001, in which it would either set forth the legal basis upon which it is entitled to retain the Specified EFC Subsidiaries (as well as the other subsidiaries of Progress Energy and Florida Progress over which the Commission has reserved jurisdiction) or, alternatively, commit to divest some or all of these non-utility investments.

     Section 11(b)(1) provides that the Commission "may permit as reasonably incidental, or economically necessary or appropriate to the operations" of a registered holding company system "the retention of an interest in any business . . . which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of such holding company system. Although the Commission has traditionally interpreted this provision as requiring an operating or functional relationship 1 between the non-utility activity and the system's core utility business, in its release promulgating Rule 58,2 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a "functional relationship." The Commission concluded in the adopting release "that various considerations, including


------------------------
1    See Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), affd. Michigan
     --- -----------------------------                        ----  --------
Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).
------------------------    ---

2    Exemption of Acquisition by Registered Public-Utility Holding Companies
     -----------------------------------------------------------------------
of Securities of Nonutility Companies Engaged in Certain Energy-Related and
---------------------------------------------------------------------------
Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb.14, 1997).
----------------------


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


developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. With respect to diversified activities that fall outside the scope of Rule 58, the Division of Investment Management (the "Division") has recommended "a more flexible interpretation of the provisions of the Act concerning diversification. Specifically the Division contemplates an interpretation of the language of
Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."3

     Registered holding companies and their subsidiaries are permitted to invest in "energy- related companies," as defined under the Commission's Rule 58(b)(1), without prior Commission approval under the Act if the "aggregate investment" in all such energy-related companies does not exceed the greater of $50 million or 15% of the consolidated capitalization of the registered holding company.4 Under the rule, an "energy-related company" is one that "directly or indirectly through one or more affiliates, derives or will derive substantially all of its revenues" from one or more of ten specified categories of business activities in the United States. (Emphasis added). Relevant to the discussion that follows is subsection (ix) of Rule 58(b)(1), which covers "[t]he ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities." This category of "energy-related company" was premised on previous orders issued by the Commission that had approved investments in or retention of rail-to-barge coal loading facilities, fuel storage facilities, and equipment to recover unburned carbon from coal ash, and similar facilities used in the supply of fuel for electric generation.5

     B.   Proposal to Divest Certain Subsidiaries of Electric Fuels.
          ---------------------------------------------------------

     Prior to being acquired by Progress Energy, Florida Progress, as an exempt holding company, was free to invest in non-utility businesses and activities without the need to obtain prior Commission approval under the Act. Electric Fuels was originally organized as a subsidiary of Florida Power in 1976 and in 1977 and 1978 entered into the coal supply contracts with Florida Power that are still in force. Over the years, Electric Fuels' operations have grown dramatically through acquisitions of other businesses. As explained in the original Application/Declaration in this proceeding, Electric Fuels' operations are now organized into three business units: energy and related services, inland marine transportation, and rail services. The energy and related services business unit mines and sells coal to Florida Power for use at its Crystal River


------------------------
3    See Report on the Regulation of Public-Utility Holding Companies,
     --- ------------------------------------------------------------
Division of Investment Management (June 1995), at 91.

4    The Commission has disregarded existing investments in these types of activities, for purposes of calculating the dollar limitation upon investments in energy-related companies, which were made by a holding company prior to its registration under the Act.

5    See Exemption of Acquisition by Registered Public-Utility Holding
     --- -------------------------------------------------------------
Companies of Securities of Nonutility Companies Engaged in Certain
------------------------------------------------------------------
Energy-Related and Gas-Related Businesses (Proposing release), Holding Co. Act
-----------------------------------------
Release No. 26313 (June 20, 1995), n. 29.


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


Energy Complex and to other utility and industrial customers. This business unit also produces and sells natural gas and synthetic fuel, and provides marine terminal services and offshore marine transportation. The inland marine transportation business unit, conducted through MEMCO Barge Line, Inc. ("MEMCO") and its subsidiaries, transports coal, petroleum coke, synthetic coal fuel, wood chips, limestone, steel products, lime, salt, fertilizer, grain and grain products and other bulk commodities and dry-bulk cargoes primarily along the Mississippi, Illinois and Ohio Rivers, using a fleet of river barges and towboats. The rail services business unit is conducted primarily through Progress Rail Services Corporation ("Progress Rail"), which, directly and through subsidiaries of its own, markets, leases and sells railcars, railcar parts, and maintenance-of-way equipment, manufactures railcar parts and railcar repair equipment, and operates numerous railcar maintenance facilities. Progress Rail has operations in 24 states, Mexico and Canada. Another direct subsidiary of Electric Fuels, Progress Metal Reclamation Company ("Progress Metal"), operates a railcar scrapping and general metal recycling facility in Kentucky and also owns an interest in an auto shredding facility in West Virginia.

     A list and description of each of the direct and indirect subsidiaries of MEMCO, Progress Rail and Progress Metal are included in Appendix A to the Merger Order, to which reference is made.

     Although MEMCO transports coal that is ultimately delivered to Florida Power's Crystal River Energy Complex, coal and other fuels represent only 10% of the total tonnage of all commodities that MEMCO transports. Likewise, although Progress Rail provides railcar repair services to Electric Fuels' fleet of railcars, this activity accounts for less than 1% of Progress Rail's overall business. Most of its revenues (approximately 99%) are derived from manufacturing, selling and leasing railcars and railcar parts to third parties, both in the United States and in Mexico and Canada, and from railcar services provided to third parties. Progress Metal derives most of its revenues from its railcar and auto scrapping operations.

     Progress Energy has concluded that MEMCO, Progress Rail and Progress Metal are not "energy-related companies" within the meaning of Rule 58 and are not otherwise retainable under the standards of Section 11(b)(1) of the Act. Initially, as shown above, none of these three companies, nor any of their respective subsidiaries, derives "substantially all" of their revenues from "energy-related" activities in the United States. Further, although certain of the marine transportation assets of MEMCO are used to supply coal and other fuels for ultimate delivery to Florida Power and other customers, this activity accounts for a relatively small component of its operations, based on revenues and tonnage transported.

     Accordingly, Progress Energy will undertake to divest all of the stock that Electric Fuels holds in MEMCO, Progress Rail and Progress Metal and/or the assets of these companies and their subsidiaries, in one or more transactions, to one or more purchasers. Progress Energy requests that the order of the Commission in this proceeding: (1) require that Progress Energy take such steps as are necessary to cause Electric Fuels, an associate company as defined in
Section 2(a)(10) of the Act of a registered holding company, to sell or otherwise dispose of its interest in the MEMCO, Progress Rail and Progress Metal for cash or cash equivalents; (2) find that such sale or disposition is necessary or appropriate to the integration or simplification of the Progress Energy holding company system and to effectuate the provisions of Section


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


11(b)(1); (3) require Progress Energy to take the appropriate actions to complete the sale or disposition of these three companies not later than November 30, 2003; (4) require that the net proceeds from such sale or disposition be utilized within 24 months of the receipt thereof to retire or cancel securities representing indebtedness of EFC; and (5) find that such retirement or cancellation is necessary or appropriate to the integration or simplification of the Progress Energy holding company system. This will enable Progress Energy to obtain the tax treatment for any gain on such sale or disposition provided for in section 1081 of the Internal Revenue Code, as contemplated in the Merger Order.

     C.   Other Matters.
          -------------

     Progress Energy intends to file a further post-effective amendment to address the legal basis for retaining Electric Fuels and its other operations, as well as the other subsidiaries and investments of Progress Energy over which the Commission has reserved jurisdiction in the Merger Order.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses incurred or to be incurred in connection with the filing of this Post-Effective Amendment are estimated at not more than $10,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     The divestiture of MEMCO, Progress Rail and Progress Metal and their respective subsidiaries is required by Section 11(b)(1) of the Act.

ITEM 4.   REGULATORY APPROVAL

     No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction. The divestiture of MEMCO, Progress Rail and Progress Metal will comply with all applicable state laws.

ITEM 5.   PROCEDURE

     Progress Energy requests that the Commission issue its supplemental order directing Progress Energy to divest its indirect interests in MEMCO, Progress Rail and Progress Metal as soon as its rules allow. Progress Energy (1) waives a recommended decision by a hearing officer, (2) requests that the Commissions supplemental order be effective as of the date issued, and (3) consents to the participation of the Division of Investment Management in the preparation of the Commission's supplemental order, unless said Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     Not Applicable.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                   PROGRESS ENERGY, INC.
                                   FLORIDA PROGRESS CORPORATION


                                   By: /s/ William D. Johnson
                                           ------------------
                                   Name:  William D. Johnson
                                   Title: Executive Vice President, Secretary
                                          and General Counsel

Date:  March 28, 2001


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